SECURIT[illegible] N

05037517

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FEB 2 8 2005
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36372

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cullen Investment Group, LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1404 S. College Road
(No. and Street)

Lafayette	LA	70503
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David C. Bordes (337) 237-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arsement, Redd & Morella, L.L.C.
(Name – *if individual, state last, first, middle name*)

701 Robley Drive, Suite 200	Lafayette	LA	70503
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David C. Bordes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cullen Investment Group, LTD, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

David C. Bordes

President

Title

Notary Public ID: 67380

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CULLEN INVESTMENT GROUP, LTD.
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and September 30, 2003

TABLE OF CONTENTS

Arsement
Redd &
Morella, L.L.C.
CERTIFIED
PUBLIC ACCOUNTANTS
CONSULTANTS

Christopher C. Arsement, CPA, CMA, CVA
John R. Redd, III, CPA
Robert J. Morella, CPA, PFS
Stephen J. Arsement, CPA
Kimberly B. Gardner, CPA, CVA

Eileen D. Frugé, CPA
Eric J. Benoit, CPA
Kimberley C. Greene, CPA
Ashley P. Fontenot, CPA

MEMBERS
American Institute of
Certified Public Accountants
Society of Louisiana
Certified Public Accountants

Independent Auditors' Report

To the Board of Directors
Cullen Investment Group, Ltd.
Lafayette, Louisiana

We have audited the consolidated statements of financial condition of Cullen Investment Group, Ltd. and Subsidiary as of December 31, 2004 and September 30, 2003, and the related consolidated statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the 15 month period ended December 31, 2004 and the year ended September 30, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cullen Investment Group, Ltd. and Subsidiary as of December 31, 2004 and September 30, 2003, and the results of their operations and cash flows for the 15 month period ended December 31, 2004 and the year ended September 30, 2003, in conformity with U.S. generally accepted accounting principles.

Arsement, Redd + Morella, LLC

Arsement, Redd & Morella, L.L.C.

February 15, 2005

Terrace Centre
701 Robley Dr., Suite 200, Lafayette, LA 70503
(337) 984-7010 or Fax (337) 981-6001
www.cpa-arm.com

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and September 30, 2003

ASSETS

	2004	2003
Cash and cash equivalents	$ 84,637	$ 126,040
Cash and cash equivalents - restricted	1,944	7,257
Commissions receivable	16,602	12,948
Receivables – other	3,723	869
Investment securities owned:		
Marketable-restricted, at market value	30,980	23,560
Marketable-unrestricted, at market value	167,860	-0-
Non-marketable, at fair value	10,300	10,300
Note receivable – stockholder	-0-	52,305
Accrued interest receivable	-0-	-0-
Prepaid income taxes	-0-	38
Prepaid expenses	5,906	4,374
Property and equipment, net of accumulated depreciation of $53,890 and $33,090, respectively	141,228	61,658
Deposits and other	487	150
TOTAL ASSETS	$ 463,667	$ 299,499

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
Accounts payable	$ 18,036	$ 3,902
Accrued expenses	25,848	45,146
Commissions payable	-0-	3,011
Income taxes payable	-0-	294
Deferred income taxes	-0-	8,536
Total Liabilities	43,884	60,889
Common stock, no par value, 1,000 shares authorized, issued and outstanding	10,000	10,000
Additional paid-in capital	19,774	19,774
Retained earnings	390,009	208,836
Total Stockholder's Equity	419,783	238,610
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 463,667	$ 299,499

The accompanying notes are an integral part of this statement.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
Fifteen Months Ended December 31, 2004 and Year Ended September 30, 2003

	2004	2003
REVENUE		
Commissions	$ 764,759	$ 290,603
Investment advisory fees	809,843	380,743
Unrealized gain (loss) on securities	28,933	460
Dividend income	5,309	2,313
Interest income	1,983	1,794
Total Revenue	1,610,827	675,913
OPERATING EXPENSES		
Clearing cost	208,481	120,407
Commissions	241,255	91,173
Depreciation	24,934	8,962
Interest expense	118	414
Loss on disposal of assets	1,867	-0-
General and administrative expenses	952,510	418,353
Total Operating Expenses	1,429,165	639,309
Income Before Provision For Income Taxes	181,662	36,604
PROVISION FOR INCOME TAXES	489	7,929
NET INCOME	$ 181,173	$ 28,675

The accompanying notes are an integral part of this statement.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Fifteen Months Ended December 31, 2004 and Year Ended September 30, 2003

	Common Stock				
	Shares Outstanding	Amount	Paid in Capital	Retained Earnings	Total
Balance, September 30, 2002	1,000	$ 10,000	$ 19,774	$ 180,161	$ 209,935
Net Income	--	--	--	28,675	28,675
Balance, September 30, 2003	1,000	10,000	19,774	208,836	238,610
Net Income	--	--	--	181,173	181,173
Balance, December 31, 2004	1,000	$ 10,000	$ 19,774	$ 390,009	$ 419,783

The accompanying notes are an integral part of this statement.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Fifteen Months Ended December 31, 2004 and Year Ended September 30, 2003

Subordinated borrowings at September 30, 2002	$	-0-
Increases		-0-
Decreases		-0-
Subordinated borrowings at September 30, 2003		-0-
Increases		-0-
Decreases		-0-
Subordinated borrowings at December 31, 2004	$	-0-

The accompanying notes are an integral part of this statement.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
Fifteen Months Ended December 31, 2004 and Year Ended September 30, 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from commissions and fees	$ 1,570,948	$ 671,390
Cash paid for expenses and supplies	(878,811)	(441,573)
Cash paid to employees and officer	(536,413)	(187,357)
Cash paid for purchase of investment securities	(146,347)	-0-
Interest, dividends and other income received	7,292	2,388
Income taxes paid	(9,319)	(4,802)
Net Cash Provided By Operating Activities	7,350	40,046
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(108,371)	(44,412)
Proceeds from disposal of assets	2,000	-0-
Additional loans to stockholder	(2,000)	(150)
Repayments of loan to stockholder	54,305	-0-
Net Cash Used by Investing Activities	(54,066)	(44,562)
CASH FLOWS FROM FINANCING ACTIVITIES:	-0-	-0-
Net Increase (Decrease) in Cash and Cash Equivalents	(46,716)	(4,516)
CASH AND CASH EQUIVALENTS, Beginning of Period	133,297	137,813
CASH AND CASH EQUIVALENTS , End of Period	$ 86,581	$ 133,297
Cash and cash equivalents include the following accounts:		
Cash and cash equivalents	$ 84,637	$ 126,040
Cash and cash equivalents – restricted	1,944	7,257
Cash and Cash Equivalents, End of Period	$ 86,581	$ 133,297

	2004	2003
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net income	$ 181,173	$ 28,675
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	24,934	8,962
Loss on disposal of assets	1,867	-0-
Unrealized (gain) loss on marketable securities	(28,933)	(460)
Purchase of investment securities	(146,347)	-0-
Deferred income tax expense	(8,536)	5,273
Changes in:		
Commissions receivable	(3,654)	44
Accounts payable	14,134	(2,568)
Income taxes payable	(294)	-0-
Other receivables and payables	(26,994)	120
Total Adjustments	(173,823)	11,371
Net Cash Provided by Operating Activities	$ 7,350	$ 40,046

The accompanying notes are an integral part of this statement.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and September 30, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - Cullen Investment Group, Ltd., was incorporated under the provisions of the laws of the State of Louisiana on October 7, 1986. The Company is a broker/dealer registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The Company operates pursuant to the exemptive provisions of section k(2)(ii) of the Securities and Exchange Commissions Rule 15(c)3-3 and does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers and is registered as a securities dealer with the state of Louisiana. The Company's customers are principally located in Lafayette, LA and the surrounding area.

Change in Fiscal Year End – The Company changed its fiscal year end to December 31, in connection with the change in its tax status discussed below.

Method of Accounting - The accounting records of the Company are maintained on the accrual basis of accounting.

Principles of Consolidation – The consolidated financial statements include the accounts of Cullen Investment Group, Ltd., and its wholly-owned subsidiary, Cullen Aviation, LLC, all collectively referred to as the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash Equivalents - The Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

Depreciation - Property and equipment are recorded at cost. Depreciation is provided for by the straight-line method over the estimated useful lives of the individual assets which range from 5 to 7 years.

Investment Securities - The Company's marketable securities are valued at market value and are recorded on a trade date basis. Securities not readily marketable are valued at fair value as determined by management.

Commission Expense - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Revenue - Securities transactions of the Company are recorded on a trade date basis. Commission income and expenses are recorded on a trade date basis. Underwriting fees are recorded at the time the underwriting is completed and the income is readily determinable. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes – The Company has elected S corporation status effective October 1, 2004 (Note 5). Earnings and losses after that date will be included in the personal income tax returns of the stockholder and taxed depending on his personal tax strategies. Accordingly, the Company will not incur additional income tax obligations, and future financial statements will not include a provision for income taxes. Prior to the change, income taxes currently payable and deferred income taxes (related primarily to differences between the financial basis of the marketable securities and fixed assets and their tax basis) were recorded in the financial statements.

NOTE 2 - RESTRICTED FUNDS AND SECURITIES

The Company is a fully disclosed broker clearing principally through one New York stock exchange firm. Clearing firms required the Company to maintain a minimum deposit in cash and (or) securities of $25,000 and $30,000 as of December 31, 2004 and September 30, 2003, respectively, as a reserve requirement. At December 31, 2004 and September 30, 2003, restricted funds and securities under the arrangements were as follows:

	2004	2003
Marketable securities-restricted (Note 3)	$ 30,980	$ 23,560
Money market funds-restricted	1,944	7,257
	$ 32,924	$ 30,817

NOTE 3 - INVESTMENT SECURITIES

Investment securities consist of marketable and non-marketable securities. The following is a summary of marketable and non-marketable securities at December 31, 2004 and September 30, 2003:

	2004	2003
Marketable securities-restricted (Note 2)	$ 30,980	$ 23,560
Marketable securities-unrestricted	167,860	-0-
Non-marketable securities	10,300	10,300
	$ 209,140	$ 33,860

Marketable securities are valued at market value, quoted as of December 31, 2004 and September 30, 2003. These securities are exchange listed, traded "NASDAQ", or quoted in the pink sheets.

NOTE 3 - INVESTMENT SECURITIES, continued

Non-marketable securities are valued at fair value as determined by management.

For purposes of determining the gain or loss on a sale, the cost of securities sold is based on the average cost of all shares of each security held at the date of sale plus or minus any previous unrealized losses or gains recognized in income.

Unrealized gains (losses) on marketable securities recognized at December 31, 2004 and September 30, 2003 totaled $28,933 and $460, respectively. For securities held at both the beginning and end of the reporting periods, unrealized gains are based on the change in market value during the year. For securities held at the end of the reporting periods which were purchased during the year, unrealized gains are based on the difference between the purchase price and market value at the end of the reporting period.

NOTE 4 - PROPERTY AND EQUIPMENT

The following is a summary of property and equipment - at cost, less accumulated depreciation:

	2004	2003
Office equipment	$ 23,866	$ 19,585
Furniture and fixtures	96,647	66,163
Transportation equipment	73,605	8,000
Leasehold improvements	1,000	1,000
	195,118	94,748
Less: Accumulated depreciation	(53,890)	(33,090)
Total	$ 141,228	$ 61,658

Total depreciation expense charged to operations for the periods ended December 31, 2004 and September 30, 2003 was $24,934 and $8,962, respectively.

NOTE 5 - INCOME TAXES

The provision for income tax expense consists of the following:

	2004	2003
Current		
Federal	$ 7,081	$ 2,094
State	1,944	562
	9,025	2,656
Deferred		
Federal	(6,905)	4,266
State	(1,631)	1,007
	(8,536)	5,273
Total expense	$ 489	$ 7,929

The Company's effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income before income taxes because of the effect of graduated rates, offset by non-deductible expenses and the change in tax status of the Company.

Deferred taxes arise principally due to differences in the basis for property and equipment, loss carryforwards and methods of recognizing unrealized gains and losses on marketable securities for book and tax purposes.

The Company's deferred tax assets and liabilities at December 31, 2004 and September 30, 2003 consisted of:

	2004	2003
Assets:		
Contribution carryforwards	$ -0-	$ -0-
Marketable securities	-0-	427
Liabilities:		
Fixed assets	-0-	(8,963)
Net Deferred Tax Liability	$ -0-	$ (8,536)

NOTE 5 - INCOME TAXES, continued

As discussed in Note 1, the Company changed its tax status from taxable to nontaxable in 2004. Substantially all of the deferred tax provision in 2004 relates to the elimination of the deferred tax liabilities at the date the election for the change was filed.

NOTE 6 - RELATED PARTY TRANSACTIONS

Note receivable - stockholder is comprised of net advances of $-0- for 2004 and $52,305 for 2003. The loans bear interest at 3.6%, annually. Total interest income recognized on the loans during 2004 and 2003 was $1,900 and $1,719, respectively.

During the periods ended December 31, 2004 and September 30, 2003, the Company acquired approximately $22,000 and $32,000 of decorative office fixtures from family members of the Company's stockholder.

The Company leases office space from an entity owned by the Company's stockholder. The lease extends through September 30, 2006 and provides for monthly rental payments of $3,000 per month ($36,000 per year). Net rent expense paid to this entity totaled approximately $45,000 and $36,000 for the periods ended December 31, 2004 and September 30, 2003, respectively. Future minimum rental payments due under this arrangement for the next 5 years total $36,000 for the year ending December 31, 2005, and $27,000 for the year ending December 31, 2006 and none thereafter.

NOTE 7 – CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable.

The Company places its cash and cash equivalents with highly rated financial institutions.

The Company is dependent upon one major firm for a substantial portion of its commission revenue and clearing services. Commissions from this firm totaled approximately $702,000 for the fifteen months ended December 31, 2004 and $247,000 for the year ended September 30, 2003. The Company extends credit to this firm and net commissions due from this firm were $2,569 and $1,691 at December 31, 2004 and September 30, 2003, respectively. In addition, the Company generally does not require collateral or other security to support its commission receivables.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $223,892 which was $123,892 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.20 to 1, at December 31, 2004.

NOTE 9 – RETIREMENT PLANS

During the periods ended December 31, 2004 and September 30, 2003, the Company maintained a defined contribution money purchase profit sharing plan, which covers all employees meeting certain age and length of service requirements. Contributions are determined annually by the Company. The Company may contribute up to 25% of eligible compensation, subject to statutory limitations. Employer contributions to the plan totaled $85,308 for the fifteen months ended December 31, 2004 and $36,866 for the year ended September 30, 2003. The Company contributed at an average rate of 15.9% of total compensation for the fifteen months ended December 31, 2004 and 19.7% for the year ended September 30, 2003.

Arsement
Redd &
Morella, L.L.C.
CERTIFIED
PUBLIC ACCOUNTANTS
CONSULTANTS

Christopher C. Arsement, CPA, CMA, CVA
John R. Redd, III, CPA
Robert J. Morella, CPA, PFS
Stephen J. Arsement, CPA
Kimberly B. Gardner, CPA, CVA

Eileen D. Frugé, CPA
Eric J. Benoit, CPA
Kimberley C. Greene, CPA
Ashley P. Fontenot, CPA

MEMBERS
American Institute of
Certified Public Accountants
Society of Louisiana
Certified Public Accountants

Independent Auditors' Report on Accompanying Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Cullen Investment Group, Ltd.
Lafayette, Louisiana

We have audited the accompanying consolidated financial statements of Cullen Investment Group, Ltd. and Subsidiary for the 15 month period ended December 31, 2004 and the year ended September 30, 2003 and have issued our report thereon dated February 15, 2005. Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying information contained on pages 14 through 17 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but pages 15 through 17 is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic consolidated financial statements taken as a whole.

Arsement, Redd + Morella, LLC

Arsement, Redd & Morella, L.L.C.

February 15, 2005

Terrace Centre
701 Robley Dr., Suite 200, Lafayette, LA 70503
(337) 984-7010 or Fax (337) 981-6001
www.cpa-arm.com

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

CONSOLIDATED SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

Fifteen Months Ended December 31, 2004 and Year Ended September 30, 2003

	2004	2003
Auto expense	$ 10,706	$ 8,536
Bank charges	185	79
Computer supplies	6,801	3,257
Contract labor	18,483	11,836
Contributions	10,851	1,500
Dues and subscriptions	17,143	8,337
Entertainment	21,655	13,347
Education	1,424	245
Insurance	28,827	11,577
Miscellaneous	12,877	10,357
Office expense	29,245	23,957
Office salaries	252,816	97,079
Officer's salary	283,597	90,278
Payroll taxes	31,055	14,565
Pension plan expense	85,308	36,866
Postage	6,133	4,744
Professional services	20,130	12,013
Publications	1,131	95
Quotes and research	12,238	10,245
Registration and licenses	10,926	5,677
Rent	45,650	36,000
Repairs and maintenance	6,734	2,807
Taxes – other	2,420	566
Telephone	16,872	12,264
Travel	11,646	9,014
Utilities	7,657	5,412
Overhead reimbursements	-0-	(12,300)
Total General and Administrative Expenses	$ 952,510	$ 418,353

See independent auditors' report on accompanying information.

CULLEN INVESTMENT GROUP, LTD.AND SUBSIDIARY

COMPUTATIONS OF NET CAPITAL

Fifteen Months Ended December 31, 2004 and Year Ended September 30, 2003

	2004	2003
Total ownership equity	$ 419,783	$ 238,610
Deduct ownership equity not allowable for net capital	-0-	-0-
Total ownership equity qualified for net capital	419,783	238,610
Add:		
Subordinated borrowings allowable in computation of net capital	-0-	-0-
Other deductions or allowable credits	-0-	-0-
Total capital and allowable subordinated borrowings	419,783	238,610
Deduction and/or charges:		
Non-allowable assets:		
Property and equipment	141,228	61,658
Note receivable-stockholder	0	52,305
Non-marketable securities	10,300	10,300
Other	11,330	5,494
	162,858	129,757
Net capital before haircuts on securities positions	256,925	108,853
Haircuts on securities	(33,033)	(9,527)
NET CAPITAL	$ 223,892	$ 99,326
AGGREGATE INDEBTEDNESS		
Items included in consolidated statement of financial condition		
Accounts payable and accrued liabilities	$ 43,884	$ 60,889
Other	-0-	-0-
Total Aggregate Indebtedness	$ 43,884	$ 60,889
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		
Required on aggregate indebtedness (a)	$ 2,926	$ 4,059
Required of reporting broker or dealer (b)	$ 100,000	$ 50,000
Net capital requirement [greater of (a) or (b)]	$ 100,000	$ 50,000
Net capital in excess of minimum	123,892	49,326
Net capital	$ 223,892	$ 99,326
Ratio: Aggregate Indebtedness to Net Capital	0.20 to 1	0.61 to 1

See independent auditors' report on accompanying information.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

RECONCILIATIONS OF NET CAPITAL
Fifteen Months Ended December 31, 2004 and Year Ended September 30, 2003

	2004	2003
NET CAPITAL, as reported on Part IIA (unaudited) FOCUS report	$ 223,892	$ 139,710
Pension plan contribution accrual	-0-	(33,953)
Accrued income and expenses, net	-0-	1,498
(Provision) benefit for income taxes	-0-	(7,929)
NET CAPITAL, as reported on the attached statements	$ 223,892	$ 99,326

See independent auditors' report on accompanying information.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

EXEMPTIONS

Fifteen Months Ended December 31, 2004 and September 30, 2003

The Company does not hold customer funds or securities. Therefore, it is exempt from Rule 15c3-3. Accordingly, the Company is not required to submit a computation for determination of reserve requirement under Rule 15c3-3, information relating to the possession or control requirements under Rule 15c3-3 and a schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account.

Arsement
Redd &
Morella, L.L.C.
CERTIFIED
PUBLIC ACCOUNTANTS
CONSULTANTS

Christopher C. Arsement, CPA, CMA, CVA
John R. Redd, III, CPA
Robert J. Morella, CPA, PFS
Stephen J. Arsement, CPA
Kimberly B. Gardner, CPA, CVA

Eileen D. Frugé, CPA
Eric J. Benoit, CPA
Kimberley C. Greene, CPA
Ashley P. Fontenot, CPA

MEMBERS
American Institute of
Certified Public Accountants
Society of Louisiana
Certified Public Accountants

Independent Auditors' Supplementary Report on Internal Accounting Control

Board of Directors
Cullen Investment Group, Ltd.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Cullen Investment Group, Ltd. and Subsidiary (the Company) for the 15 month period ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to

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achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and the use of Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arsement, Redd + Morella, LLC

Arsement, Redd & Morella, L.L.C.

February 15, 2005